SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 8)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 00653Q102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.81%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. (“DPD IV”). DPD IV has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.81%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. (“DPD IV”). DPD IV has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.86%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.86%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

Cusip No. 00653Q102	Page 6 of 9 Pages

This Amendment No. 8 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn (“Flynn” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp. (formerly DFB Healthcare Acquisitions Corp) (the “Company”), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 thereto and Amendment No. 7 (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 21, 2020, the Company approached representatives of Deerfield Management and requested that Deerfield Private Design Fund IV enter into a voting agreement (the “Proposed Voting Agreement”) in connection with a proposed financing transaction, pursuant to which affiliates of One Equity Partners (the “Investors”), a third party that is not affiliated with any of the Reporting Persons, would purchase from the Company $190 million of a new series of convertible preferred stock (the “Third Party Preferred Stock”) having such terms as the Company and the Investors had negotiated (the “Third Party Terms”) in order to finance a portion of the purchase price payable in connection with the Company’s acquisition of Solara Medical Supplies, LLC and ActivStyle, Inc. (the “Acquisition Transactions”).

Thereafter, on May 21, 2020, representatives of Deerfield Management proposed an alternative financing transaction in which one or more investment fund(s) managed by Deerfield Management, would purchase $190 million of convertible preferred stock upon terms that would be similar to the Third Party Terms, but would reflect an increased conversion price and certain other modified terms, to finance the same portion of the purchase price in the Acquisition Transactions. Representatives of the Company and Deerfield Management subsequently discussed potential modifications to the Third Party Terms that would be incorporated into such alternative financing. Deerfield Management also proposed entering into the Exchange (as defined below) to reduce its voting power and beneficial ownership in the Company. On May 24, 2020, the Company informed representatives of Deerfield Management that the Company would be proceeding with a financing transaction led by the Investors on improved pricing terms that included an issuance of common stock and a series of non-voting preferred stock with a de minimis liquidation preference that would be convertible into common stock upon stockholder approval of such conversion (the “Modified Third Party Terms”). Representatives of Deerfield Management and the Company agreed that Deerfield Partners, L.P. (“Deerfield Partners”) would provide additional financing proceeds to the Company on substantially the Modified Third Party Terms.

In furtherance of such participation, on May 25, 2020, Deerfield Private Design Fund IV and Deerfield Partners entered into a letter agreement with the Company (the “Letter Agreement”), pursuant to which the Company, Deerfield Private Design Fund IV and Deerfield Partners agreed that the Company and Deerfield Partners would, within 30 days following the execution of the Letter Agreement, negotiate and enter into an agreement for the purchase and sale of $35 million of convertible, non-voting preferred stock (which would be convertible into Class A Common Stock upon stockholder approval of such conversion, but would be subject to a 4.9% beneficial ownership limitation) on terms that are substantially equivalent to the Modified Third Party Terms, subject to specified exceptions.

Cusip No. 00653Q102	Page 7 of 9 Pages

The Letter Agreement also provides that, within 30 days following the execution of the Letter Agreement, Deerfield Private Design Fund IV and the Company would negotiate, enter into and consummate an exchange (the “Exchange”) pursuant to an exchange agreement (the “ Exchange Agreement”), which would provide, among other things, for the exchange of all but 4.5% of the Class A Common Stock held by Deerfield Private Design Fund IV for a newly-created class of convertible preferred stock that would be substantially equivalent to common stock but would have no voting rights (with limited exceptions) and would be subject to a beneficial ownership cap of 4.9% of the Company’s outstanding Class A Common Stock. The Exchange would eliminate most of Deerfield Private Design Fund IV’s voting power in the Company and would facilitate communications, from time to time, between the Company and the Reporting Persons with respect to potential investment and acquisition opportunities and the financing thereof as described previously in Amendment No. 6 to the Schedule 13D, and potential participation by funds managed by Deerfield Management in any such financing, as well as other possible transactions involving securities of the Company. In connection with the execution of the Exchange Agreement, the registration rights agreement to which Deerfield Private Design Fund IV is a party would be modified to limit its (or any related fund’s) obligations in respect of lockup agreements in connection with underwritten public offering.

In connection with the Letter Agreement, the Company and Deerfield Private Design Fund IV also entered into a voting agreement (the “ Voting Agreement”), pursuant to which Deerfield Private Design Fund IV agreed to vote all of the shares of Class A Common Stock owned by it as of the applicable record date as to which it has voting power (i) in favor of the removal of the restrictions on the number of shares of Class A Common Stock issuable upon conversion of the Third Party Preferred Stock; and (ii) against matters which would result in a breach by the Company of its agreement with the Investor or otherwise be expected to impede the transactions contemplated by such agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	Deerfield Mgmt IV

	Number of shares:	19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	37.81%*

(2)	Deerfield Private Design Fund IV

	Number of shares:	19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	37.81%*

Cusip No. 00653Q102	Page 8 of 9 Pages

(3)	Deerfield Management

	Number of shares:	19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	37.86%*

(4)	Flynn

	Number of shares:	19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	37.86%*

*Percentage beneficial ownership reported herein reflects 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as disclosed in the Company’s Prospectus Supplement No. 1 to Prospectus dated March 23, 2020 filed by the Company with the Securities and Exchange Commission on May 8, 2020.

(c) No Reporting Person has effected any transactions in the Company’s securities since the filing of Amendment No. 7 to the Schedule 13D. The changes in the percentage of Class A Common Stock beneficially owned by each Reporting Person reflected in this Amendment have resulted solely from an increase in the number of shares of Class A Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On May 25, 2020, Deerfield Private Design Fund IV and Deerfield Partners entered into the Letter Agreement and the Voting Agreement. The summaries of the Letter Agreement and the Voting Agreement set forth in Item 4, which are incorporated by reference into this Item 6, are not complete and are qualified in their entirety by reference to the full text of each such agreement, copies of which are filed as Exhibits 12 and 13, respectively, to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 12	Letter Agreement, dated as of May 25, 2020, among AdaptHealth Corp., Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P.

Exhibit 13	Voting Agreement, dated as of May 25, 2020, among AdaptHealth Corp., Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P.

Cusip No. 00653Q102	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2020

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact